    As filed with the Securities and Exchange Commission on August 19, 1997

=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                               -----------------

                           TELE-COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                           TELE-COMMUNICATIONS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

    TELE-COMMUNICATIONS, INC. SERIES A LIBERTY MEDIA GROUP COMMON STOCK AND
      TELE-COMMUNICATIONS, INC. SERIES B LIBERTY MEDIA GROUP COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                              87924V507 (SERIES A)
                              87924V606 (SERIES B)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             STEPHEN M. BRETT, ESQ.
                           TELE-COMMUNICATIONS, INC.
                                TERRACE TOWER II
                                5619 DTC PARKWAY
                         ENGLEWOOD, COLORADO 80111-3000
                                 (303) 267-5500

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF PERSON AUTHORIZED TO RECEIVE
                      NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                               -----------------

                                    COPY TO:
                          ELIZABETH M. MARKOWSKI, ESQ.
                             BAKER & BOTTS, L.L.P.
                              599 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10022-6030
                                 (212) 705-5000

                              ------------------

                               AUGUST 19, 1997

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


                           CALCULATION OF FILING FEE

==============================================================================

     TRANSACTION VALUATION/1/                AMOUNT OF FILING FEE

==============================================================================

         $270,000,000.00                           $54,000.00

==============================================================================


/1/For purposes of calculating the amount of the filing fee only. Based upon $27 cash per share for 10,000,000 shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.


    Amount Previously Paid:    N/A        Filing Party:       N/A
    Form of Registration No.:  N/A        Date Filed:         N/A

================================================================================

ITEM 1.   SECURITY AND ISSUER.

     (a) The issuer of the securities to which this statement relates is Tele-Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111-3000.

     (b) This statement relates to an offer by the Company to purchase shares of its Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Media Group Common Stock") and shares of its Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Media Group Common Stock" and, together with the Series A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), up to an aggregate of 10,000,000 Shares, at $27 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated August 19, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are filed herewith as Exhibits
(a)(1) and (a)(2), respectively, and incorporated herein by reference.

     Officers, directors and affiliates of the Company may participate in the Offer on the same basis as the other stockholders of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. The information set forth in the sections of the Offer to Purchase captioned "INTRODUCTION," "THE OFFER--Section 1, Number of Shares; Proration," "THE OFFER--Section 2, Purpose of the Offer; Certain Effects of the Offer" and "THE OFFER--Section 10, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase captioned "THE OFFER--Section 7, Price Range of Shares; Dividends" is incorporated herein by reference.

     (d)  Not applicable.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in the section of the Offer to Purchase captioned "THE OFFER--Section 8, Source and Amount of Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          The information with respect to the purposes of the Offer is set forth in the section of the Offer to Purchase captioned "THE OFFER--Section 2, Purpose of the Offer; Certain Effects of the Offer," which information is incorporated herein by reference. The Shares acquired by the Company in the Offer will be retired. The Company presently has no plans or proposals which relate to or would result in any of the events listed in Items 3(a) through 3(j) of Schedule 13E-4, except as set forth below.

      (a) The information in the section of the Offer to Purchase captioned "THE OFFER--Section 10, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

      (h) The information in the section of the Offer to Purchase captioned "THE OFFER--Section 11, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" is incorporated herein by reference.

      (i) The information in the section of the Offer to Purchase captioned "THE OFFER--Section 11, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the section of the Offer to Purchase captioned "THE OFFER--Section 10, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

          None, except as discussed in Item 4 above.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in the section of the Offer to Purchase captioned "THE OFFER--Section 15, Fees and Expenses" is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

          The information set forth in (i) the section of the Offer to Purchase captioned "THE OFFER--Section 9, Certain Information Concerning the Company,"
(ii) the financial statements and notes related thereto contained on pages II-50 through II-129 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b) The Company does not believe there are any material regulatory approvals required in connection with the Offer.

     (c) The information set forth in the section of the Offer to Purchase captioned "THE OFFER--Section 11, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information in the materials filed herewith under Item 9 is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase, dated August 19, 1997.

     (a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9 and guidelines thereto).

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Form of Summary Advertisement dated August 19, 1997.

     (a)(7) Text of Press Release issued by the Company, dated August 19, 1997.

     (b) Revolving Credit Agreement, dated as of August 15, 1997, by and among Communication Capital Corp., the Banks party thereto, and The Bank of New York, as Administrative Agent, Toronto Dominion (Texas), Inc., as Syndication Agent, and Credit Lyonnais, as Documentation Agent.

     (c)    Not applicable.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.

     (g)(1) Pages II-50 through II-129 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Incorporated herein by reference to pages II-50 through II-129 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Commission File No. 0-20421)).

     (g)(2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Commission File No. 0-20421)).

                                 SIGNATURE

          After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13E-4 is true, complete and correct.

Dated: August 19, 1997              TELE-COMMUNICATIONS, INC.


                                    By: /s/ Robert R. Bennett
                                       ----------------------
                                       Name:  Robert R. Bennett
                                       Title: Executive Vice President

                                 EXHIBIT INDEX

    Exhibit
      No.
    -------

     (a)(1) Form of Offer to Purchase, dated August 19, 1997.

     (a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9 and guidelines thereto).

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Form of Summary Advertisement dated August 19, 1997.

     (a)(7) Text of Press Release issued by the Company, dated August 19, 1997.

     (b) Revolving Credit Agreement, dated as of August 15, 1997, by and among Communication Capital Corp., the Banks party thereto, and The Bank of New York, as Administrative Agent, Toronto Dominion (Texas), Inc., as Syndication Agent, and Credit Lyonnais, as Documentation Agent.

     (g)(1) Pages II-50 through II-129 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Incorporated herein by reference to pages II-50 through II-129 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Commission File No. 0-20421)).

     (g)(2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Commission File No. 0-20421)).